China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province
China 475002

February 19, 2009

By EDGAR Transmission and by Hand Delivery
Edward M. Kelly, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          China Valves Technology, Inc.
Pre-effective Amendment 3 to Registration Statement on Form S-1
Filed February 10, 2009
File No. 333-154159
Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
Subsequent Exchange Act Reports
File No. 0-28481

Dear Mr. Kelly:

On behalf of China Valves Technology, Inc. (“China Valves” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 19, 2009, providing the Staff’s comments with respect to the above referenced Amendment 3 to our Registration Statement on Form S-1.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Pre-effective Amendment 3 to Registration Statement on Form S-1

Directors and Executive Officers, page 48

1.
In the biographical paragraph of Mr. Renrui Tang, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K. As drafted, the disclosure does not indicate Mr. Tang’s business experience after April 2008 and does not indicate when Mr. Tang became China Valves’ chief financial officer.

China Valves Response:   We have revised Mr. Tang’s biography to include his business experience after April 2008 and indicate when he became the Company’s chief financial officer.

Financial Statements for the Period Ended September 30, 2008

Note 13 – Shareholder’s Equity, page F-25

2.
We have reviewed your response to prior comment 6. We note that Mr. Li is Mr. Fang’s surrogate in the Make Good Escrow Arrangement with the investors. The agreement to release shares to an officer of the company upon the achievement of certain performance-based goals in these types of arrangements is presumed by the staff to be a separate compensatory arrangement. Accordingly, the fair value of the shares at the time they are released back to the officer should be recognized as a charge to income in that period. As such, please revise your disclosure to clearly discuss the compensatory nature of the agreement as well as how you will account for the shares upon their release. In addition, disclose the income thresholds necessary for fiscal years 2008, 2009 and 2010.

China Valves Response:  We have revised Note 13 to clearly specify that Mr. Li is Mr. Fang's surrogate in the Make Good Escrow Arrangement with the investors and that the agreement to release shares back to Mr. Li upon the achievement of the stated income thresholds is the equivalent to the release of the shares back to Mr. Fang, who is an officer of the Company, upon the achievement of such thresholds.   We also now state in Note 13 that the agreement to release the shares to an officer (i.e., Mr. Li as surrogate for Mr. Fang) upon the achievement of the specified performance based goals is a separate compensatory arrangement.  We have also clarified that the fair value of the shares subject to the make good arrangement at the time they are released back to Mr. Li will be treated as a charge to income during that period.   Finally, we have disclosed that the income thresholds for fiscal years 2008, 2009 and 2010 are $10,500,000, $23,000,000 and $31,000,000 respectively.

Financial Statements for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-33

3.
We have reviewed your response to prior comment 7. It is still not clear how your response reconciles the changes in accounts receivable – trade, other receivables, prepaid expenses, accrued liabilities, and other payables as reflected on the statement of cash flows to the amounts reported on the balance sheet for the year ended December 31, 2007 as well as the nine months ended September 30, 2008. For example, it is not clear how the change in other receivables in the amount of $738,305 as reflected on the statement of cash flows for the nine months ended September 30, 2008 reconciles to the amounts reported on the balance sheet. Per your balance sheet, you had other receivables in the amount of $5,703,132 as of September 30, 2008 and $4,638,477 as of December 31, 2007, which represents a change of $1,064,655. Thus, you should reconcile the change of $738,305 per your statement of cash flows to the change of $1,064,655 per your balance sheet. As previously requested, please revise to provide us with a clear reconciliation of the changes in accounts receivable – trade, other receivables, prepaid expenses, accrued liabilities, and other payables as reflected on the statement of cash flows to the amounts reported on the balance sheet for the year ended December 31, 2007 as well as the nine months ended September 30, 2008.

China Valves Response:   As discussed by telephone with the Staff on February 19, 2008, the differences between the amounts reflected in the statement of cash flows and the changes in the balance sheet amounts solely relate to the use of different exchange rates to translate the underlying functional currency amounts (i.e., the use of an average rate for purposes of the statement of cash flows and period end rates for the balance sheet amounts).

Exhibit 5.1

4.
We note the statements in the first paragraph that counsel has reviewed “Amendment No. 1” to the Form S-1. Please have counsel revise this reference in light of the fact that the company has filed multiple amendments to the Form S-1.

China Valves Response:   We have had the Nevada counsel revise the legal opinion to reflect the fact that the Company has filed multiple amendments to the Form S-1.

We plan to file Amendment No. 4  to the S-1 that reflects our responses to the Staff’s comments on February 20, 2009 or as soon thereafter as is practical.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-378) 2925211 or Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Valves Technology, Inc.

By:/s/ Siping Fang
Siping Fang
Chief Executive Officer

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